UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-42796

Nasus Pharma Ltd.

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Resignation of Chief Financial Officer

On August 19, 2026, Nasus Pharma Ltd. (the “Company”) announced the resignation of Mr. Eyal Rubin, the Chief Financial Officer of the Company. The resignation will become effective on September 18, 2026. Mr. Rubin’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Mr. Oren Elmaliach, the Company’s Director of Finance, has been appointed as the Company’s interim Chief Financial Officer until the appointment of a successor.

On August 19, 2026, the Company issued a press release titled “Nasus Pharma Announces Transition of Chief Financial Officer,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K (excluding the second and third paragraphs of the press release included as Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 19, 2026 titled “Nasus Pharma Announces Transition of Chief Financial Officer”

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: August 19, 2026	By:	/s/ Brendan O’Grady
	Name:	Brendan O’Grady
	Title:	Chief Executive Officer

3